FORM OF AMENDMENT NO. 2 TO THE BADGER PAPER MILLS, INC.
         PROFIT SHARING PLAN AND TRUST FOR NON-UNION EMPLOYEES ("PLAN")

        This amendment, executed at Peshtigo, Wisconsin, is by and between Badger Paper Mills, Inc. and Plas-Techs, Inc., each a Wisconsin corporation (collectively the "Employer") and Norwest Bank Minnesota, N.A., the Trustee of the Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees ("Trustee"):

        WHEREAS, the Employer and the Trustee are parties to the Plan which was most recently amended and restated effective July 1, 1994, and which was subsequently amended by Amendment No. 1 to said restated Plan;

        WHEREAS, the Employer and Trustee now adopt an additional amendment to the restated Plan, which amendment is stated below;

        NOW, THEREFORE, the Plan is amended, effective April 1, 1996, as follows:

        FIRST: Section 4.1 is amended by adding the following new sentence to the end of the last paragraph therein, to read as follows:

        All contributions to the Plan shall be in cash or in common stock of the Principal Employer as determined by the Principal Employer in its discretion and in compliance with the Code and ERISA.

        SECOND: Section 8.1 is amended by restating its second paragraph to read as follows:

        The Committee and the Principal Employer shall be the named fiduciary, and the Principal Employer shall be the plan administrator, as those terms are defined by ERISA, and jointly they shall have the sole responsibility for the administration of the Plan and for disclosing to the Participants any information required by law.

        THIRD: Section 9.1(a) is amended by adding the following new provision at the end thereof, to read as follows:

        without limitation of the foregoing, the Trust Fund may be invested in "qualifying employer securities" (within the meaning of ERISA) of Badger Paper Mills, Inc., notwithstanding that the aggregate fair market value of such securities may exceed ten percent (10%) of the fair market value of the Trust Fund;

        FOURTH:  Section 9.7 is amended in its entirety to read as follows:

             Section 9.7-Investment Instructions: A Participant shall have the right to specify the manner in which the Trustee shall invest his or her Accounts, choosing from among the investment funds made available by the Committee from time to time. The portion of Accounts to be invested in each such fund and the timing of each investment shall be made in accordance with the designation of each Participant pursuant to procedures adopted by the Committee and as set forth in this Section. If a Participant does not designate how part or all of his or her Accounts are to be invested, they shall be invested according to the most recent designation furnished to the Trustee, or, if no designation has been executed, they shall be invested in the investment fund which is identified by the Committee to the Trustee. Upon the distribution of benefits pursuant to the Plan (notably Chapter 6), all distributions shall be in cash. Accordingly, the distribution of securities shall not be allowed and securities shall be liquidated by the Trustee to the extent necessary to fund the cash payment of benefits.

             In accordance with procedures established by the Committee and with the concurrence of the Trustee, the Trustee is authorized to accept and carry out directions from Participants, via telephone communication or otherwise and without obtaining prior confirmation or authorization from the Committee, as to the investment funds in which subsequent Contributions and current Account balances, in whole or in part, are to be invested. Any other provisions of this Plan notwithstanding, neither any Employer, the Committee, the Trustee nor any other person who is otherwise a fiduciary with respect to the Plan shall incur any liability to anyone for any loss or expense sustained by any Participant's Account because of any asset acquired, retained or disposed of by the Trustee or any other actions taken by the Trustee in accordance with the investment directions given by a Participant pursuant to the Plan.

             In addition to any other funds made available by the Committee for the investment of Accounts, a "Badger Stock Fund" comprised of qualifying employer securities as described in Section 9.1(a) (sometimes referred to as "Badger Stock") shall be available for investment. Any dividends on Badger Stock, to the extent such dividend payments are sufficient, shall be reinvested to purchase additional shares of Badger Stock. If one or more Participants direct the Trustee to invest his or her Accounts in the Badger Stock Fund and sufficient shares are not available for purchase at the time directed by the Participant(s) for the Trustee to fully follow each Participant's election, then the Trustee shall purchase the Badger Stock that is available at such time, if any, and shall allocate such stock to each Participant's Account by multiplying the Badger Stock which is purchased at such time by a fraction calculated for each Participant, the numerator of which is the value of Badger Stock designated for purchase at such time by the Participant and the denominator of which is the value of all Badger Stock designated for purchase at such time by all Participants. The Trustee shall continue to purchase Badger Stock and allocate such shares among the Participants' Accounts in accordance with the preceding sentence until such time that the Trustee has fulfilled each Participant's investment election.

             Each Participant who has elected to invest in the Badger Stock Fund shall receive the same proxy voting materials, information statements, periodic reports, tender offer materials and other communications directed to the shareholders of the Principal Employer (or, in some cases, such as third party tender offers, by others) to the same extent as other holders of Badger Stock. In general, in the case of a proxy solicitation by management of the Employer, a Participant shall receive a proxy card or voting instructions along with a return envelope addressed to the Trustee to direct the Trustee how to vote the Participant's shares. The Employer will furnish all such materials directly to the Trustee, who will in turn furnish the materials to the Participants. If one or more Participants who has the opportunity to vote or tender the shares allocated to his or her Accounts does not instruct the Trustee as to his or her vote or tender, then to the extent in compliance with ERISA the Trustee shall vote or tender such shares for which no instructions are received in the same proportions that are represented in the total shares for which the Trustee receives instructions from Participants.

             For purposes of this Section, the term "Participant" means any Participant, Former Participant, Beneficiary or Alternate Payee under the Plan.

        IN ALL OTHER RESPECTS, the Plan is hereby ratified and approved.

        IN WITNESS WHEREOF, the Principal Employer (also on behalf of Plas-Techs, Inc.) and the Trustee have caused this Amendment to be signed by their duly authorized officers this __________ day of ______________________, 1996.

                            BADGER PAPER MILLS, INC.



                            By:  ___________________________________
                                 Edwin A. Meyer, Jr.
                                 Chairman of the Board & CEO


                            TRUSTEE:  Norwest Bank Minnesota, N.A.


                            By:  _____________________________________

                                 Title:    _______________________________